

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Division of Investment Management
100 F Street NE
Washington, DC 20549

October 15, 2015

Bill Belitsky, Esq.
Paul Hastings LLP
75 East 55th Street
New York, New York   10022


Re: Eaton Vance Unit Trust – Series 1
File Nos. 333-207018 and 811-23099


Dear Mr. Belitsky:

On September 18, 2015, you filed a registration statement on Form S-6 for Eaton Vance Unit Trust- Series 1 (the "Trust"), consisting of three underlying unit investment trusts, Eaton Vance Dividend Fortitude Portfolio, Series 1, Eaton Vance Merger & Acquisition Target Portfolio, Series 1, and Eaton Vance Megatrends Portfolio, Series 1 (the "Portfolios"). We have reviewed the registration statement and have provided our comments below. For convenience, we generally organized our comments using headings and defined terms from the registration statement. Where a comment is made in one location, it is applicable to similar disclosure appearing elsewhere in the registration statement.

Prospectus

Investment Summary

Eaton Vance Dividend Fortitude Portfolio (p. 1)

Investment Objective (p. 1)

1. The second sentence in the investment objectives for the Portfolio describes a risk, not an objective. Please remove or relocate the sentence. This comment applies to all three Investment Objectives.

Selection Criteria (p. 1)

2. The disclosure states that the Portfolio, which will terminate after 24 months, is designed as part of a long-term investment strategy; and that the Trust intends to offer subsequent series of the Portfolio for rollover investments. Please disclose in this section how repeatedly rolling over an investment in a UIT differs from long-term investment in a mutual fund or closed-end fund in

terms of economic consequences to the unitholder, *e.g.*, tax treatment (especially of rollover investments), sales charges, fees, and other expenses. This comment applies to all Portfolios.

3. The second paragraph of the "Selection Criteria" disclosure for the Portfolio states that "*you may receive more consistent overall results by following the strategy over several years if subsequent series are available.*" What is the basis for this statement? What is meant by "consistent overall results?" This comment applies to all Portfolios.

    Principal Risks (p. 2)

4. The Portfolio risk disclosure is similar to that of the other Portfolios, despite differences in investment strategies. Please revise the risk disclosure to more specifically reflect all of the material risks of investing in the Portfolio. This comment applies to all Portfolios.

Eaton Vance Merger & Acquisition Targets Portfolio (p. 5)

    Selection Criteria (p. 5)

5. The name of the Mergers & Acquisition Targets Portfolio suggests that it will invest in a particular type of investment: securities of companies that are merger or acquisition targets   However, the Portfolio's prospectus does not disclose that it has adopted a policy to invest, under normal circumstances, at least 80% of the value of net assets, plus the amount of any borrowings for investment purposes, in the particular type of investment suggested by the Portfolio's name. In this regard, please explain whether the companies are potential or actual targets of a merger or acquisition. Please include disclosure to the effect that the Mergers and Acquisitions Targets Portfolio will invest at least 80% of net assets, plus borrowings for investment purposes, in equity securities of companies that are "mergers and acquisitions targets", or explain why you believe this is not required by Rule 35d-1 of the Investment Company Act of 1940.

Eaton Vance Megatrends Portfolio (p. 9)

Selection Criteria (p. 9)

6. The disclosure indicates that the Portfolio will invest in sectors that will benefit economically from broad secular trends, and specifically identifies the "Consumer, Healthcare/Biotech and Technology sectors. Is this an exhaustive list of the sectors in which the Portfolio may invest? If not, please supplement the disclosure accordingly. Will subsequent Series of this Portfolio invest only in the sectors identified in this prospectus? If not, please provide clarifying disclosure in this section.

Principal Risks (p. 9)

7. Please revise the fourth principal risk factor to include disclosure of all material risks of investing in the sectors identified in the prospectus.

The Trust (p. 16)

Investment Risks (p. 17)

8. Concentration Risk is listed, on page 20, as a material risk, yet there is no mention of concentration in the Investment Summary strategy or risk disclosure of any Portfolio. If a Portfolio concentrates in an industry or group of industries, please disclose the strategy in the Investment Summary, as well as the risks of concentrating in an industry or group of industries.

9. You have included Liquidity Risk, on page 21, as a risk of investing in the Trust. Please disclose the consequences to unit holders of the absence of a liquid trading market.

In-Kind Distributions (p. 33)

10. We note your statement that "[u]nder certain circumstances, as described in this prospectus, you may receive an in-kind distribution of Portfolio securities when you redeem your units." Please also disclose in the prospectus that

shareholders will incur transaction costs in liquidating securities received, and that the securities will be subject to market risk until sold. Finally, if any securities redeemed in-kind will be illiquid, disclose that shareholders will bear the risk of not being able to sell such securities in the near term, or at all.

General Comments

11. In your response letter, please provide a status update regarding any exemptive application you have filed with the staff.

12. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

13. Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act of 1933. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

14. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision. Since the Trust and its sponsor are in possession of all facts relating to the Trust's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

* * * * * * *

Notwithstanding our comments, in the event the Trust requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

Should you have any questions prior to filing a pre-effective amendment, please feel free to contact me at 202-551-6985.

Sincerely,

Valerie J. Lithotomos
Senior Counsel